Exhibit 99.4

Consent of Independent Registered Chartered Accountants

We consent to the use of our report dated March 23, 2012 relating to the consolidated financial statements of Fortuna Silver Mines Inc. appearing in this Annual Report on Form 40-F of Fortuna Silver Mines Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 30, 2012